
September 6, 2024

Samantha Stoddard
Executive Vice President and Chief Financial Officer
JELD-WEN Holding, Inc.
2645 Silver Crescent Drive
Charlotte, NC 28273

> **Re: JELD-WEN Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-38000**

Dear Samantha Stoddard:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Manufacturing
